Exhibit 4.14

NOTICE OF GRANT OF STOCK OPTION

CORVEX, INC.
2026 EQUITY INCENTIVE PLAN

FOR GOOD AND VALUABLE CONSIDERATION, Corvex, Inc. (the “Company”) hereby grants, pursuant to the provisions of the Corvex, Inc. 2026 Equity Incentive Plan (the “Plan”), to the Participant designated below (“Participant”) a stock option to purchase the number of shares of Common Stock (the “Shares”) specified below (the “Option”). The Option shall be subject to this Notice of Grant (the “Notice of Grant”) and the attached Terms and Conditions of Stock Option (together with the Notice of Grant, the “Award Agreement”).

Participant:
Type of Option:
Grant Date:
Vesting Commencement Date:
Number of Shares Purchasable:
Exercise Price per Share:
Expiration Date:
Exercisability Schedule:	In addition, the exercisability of the Option shall be subject to any written agreement between the Participant and the Company or any of its Subsidiaries.
Exercise after Termination of Service:

Termination of Service for any reason other than death, Total and Permanent Disability or Cause: any non-exercisable portion of the Option expires immediately and any exercisable portion of the Option remains exercisable for 90 days following Termination of Service for any reason other than death, Total and Permanent Disability or by the Company for Cause; provided that if Participant dies during such 90-day period any exercisable portion of the Option remains exercisable for 18 months following Participant’s death.

Termination of Service due to Total and Permanent Disability: any non-exercisable portion of the Option expires immediately and any exercisable portion of the Option remains exercisable for 12 months following Termination of Service due to Total and Permanent Disability; provided that if Participant dies during the 12-month period following Participant’s Termination of Service due to Total and Permanent Disability, any exercisable portion of the Option remains exercisable for 18 months following Participant’s death.

Termination of Service due to Death: any non-exercisable portion of the Option expires immediately and any exercisable portion of the Option remains exercisable for 18 months following Participant’s death.

Termination of Service for Cause: the entire Option, including any exercisable and non-exercisable portion, expires immediately upon Termination of Service by the Company for Cause.

NOTWITHSTANDING THE FOREGOING, In no event may THE Option be exercised after the Expiration Date as provided above.

By signing below, Participant agrees that the Option is granted under and governed by the terms and conditions of the Plan and the Award Agreement, as of the Grant Date.

GRANTEE	CORVEX, INC.

Sign Name:	Sign Name:

Print Name:	Print Name:

Title:

Notice of Grant - Page 1

TERMS AND CONDITIONS OF STOCK OPTION

1. Grant of Option. The Option granted to Participant and described in the Notice of Grant is subject to the terms and conditions of the Plan. The terms and conditions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, the Award Agreement shall be construed in accordance with the terms and conditions of the Plan. Any capitalized term not otherwise defined in the Award Agreement shall have the definition set forth in the Plan.

The Administrator has approved the grant to Participant of the Option, conditioned upon Participant’s acceptance of the terms and conditions of the Award Agreement within 60 days after the Award Agreement is presented to Participant for review.

If designated in the Notice of Grant as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option. To the extent that the Option fails to meet the requirements of an Incentive Stock Option or is not designated as an Incentive Stock Option, the Option shall be treated as a Nonqualified Option.

2. Exercise of Option.

(a) Right to Exercise. The Option shall be exercisable, in whole or in part, during its term to the extent it becomes exercisable pursuant to the Exercisability Schedule set forth in the Notice of Grant and otherwise in accordance with the terms and conditions set forth in the Notice of Grant and with the applicable provisions of the Plan and the Award Agreement. No Shares shall be issued pursuant to the exercise of the Option unless the issuance and exercise comply with applicable laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to Participant on the date on which the Option is exercised with respect to such Shares. Until such time as the Option has been duly exercised and Shares have been delivered, Participant shall not be entitled to exercise any voting rights with respect to such Shares, shall not be entitled to receive dividends or other distributions with respect thereto and shall not have any other rights of a stockholder with respect thereto.

(b) Method of Exercise. The Participant may exercise the Option by delivering an exercise notice in a form approved by the Company (the “Exercise Notice”), which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Shares exercised. The Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price (as well as any Tax Withholding Obligation or other taxes).

3. Method of Payment. If Participant elects to exercise the Option by submitting an Exercise Notice in accordance with Section 2(b) above, the aggregate Exercise Price (as well as any Tax Withholding Obligation or other taxes) shall be paid by cash or check; provided, however, that the Administrator may, but is not required to, consent to payment in any of the following forms, or a combination of them:

(a) a “net exercise” under which the Company reduces the number of Shares issued upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate Exercise Price and any Tax Withholding Obligation, or such other consideration received by the Company under a cashless exercise program approved by the Company in connection with the Plan;

(b) surrender of other Shares owned by Participant that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the exercised Shares and any applicable Tax Withholding Obligation; or

(c) any other consideration that the Administrator deems appropriate and in compliance with applicable law.

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4. Restrictions on Exercise. The Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company, or until the issuance of the Shares upon exercise or the method of payment of consideration for those Shares would not constitute a violation of any applicable law, regulation or Company policy.

5. Term of Option. The Option may be exercised only within the term set forth in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of the Award Agreement.

6. Adjustment. Upon any event described in Section 10 of the Plan occurring after the Grant Date, the adjustment provisions as provided for under Section 10 of the Plan shall apply to the Option. Upon a Change in Control occurring after the Grant Date, the provisions of Section 11 of the Plan shall apply to the Award.

7. Parachute Payments.

(a) If any payment or benefit Participant would receive pursuant to a Change in Control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Participant’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of Awards; reduction of employee benefits. In the event that acceleration of vesting of an Award is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Participant’s Awards (i.e., earliest granted Award cancelled last) unless Participant elects in writing a different order for cancellation.

(b) The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control (or such other nationally recognized firm reasonably selected by the Company) shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Participant and the Company within fifteen (15) calendar days after the date on which Participant’s right to a Payment is triggered (if requested at that time by Participant or the Company) or such other time as reasonably requested by Participant or the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish Participant and the Company with an opinion reasonably acceptable to Participant that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon Participant and the Company.

8. Participants Employed Outside the U.S. Notwithstanding any provisions in this Award Agreement to the contrary, this Option shall be subject to any special terms and conditions applicable to participants based outside the U.S., as set forth in Exhibit A to this Award Agreement. The Participant agrees to be bound by all the terms and conditions of the Plan and this Award Agreement, including any special terms and conditions applicable to participants based outside the U.S., as set forth in Exhibit A. IN THE EVENT OF ANY CONFLICT BETWEEN THIS AWARD AGREEMENT AND EXHIBIT A, THE PROVISIONS OF EXHIBIT A SHALL PREVAIL AND CONTROL THIS OPTION.

Terms and Conditions - Page 2

9. Bound by Plan and Administrator Decisions. By accepting the Option, Participant acknowledges that Participant has received a copy of the Plan, has had an opportunity to review the Plan, and agrees to be bound by all of the terms and conditions of the Plan. In the event of any conflict between the provisions of the Award Agreement and the Plan, the provisions of the Plan shall control. The authority to manage and control the operation and administration of the Award Agreement and the Plan shall be vested in the Administrator, and the Administrator shall have all powers with respect to the Award Agreement as it has with respect to the Plan. Any interpretation of the Award Agreement or the Plan by the Administrator and any decision made by the Administrator with respect to the Award Agreement or the Plan shall be final and binding on all persons.

10. Participant Representations. The Participant hereby represents to the Company that Participant has read and fully understands the provisions of the Award Agreement and the Plan and that Participant’s decision to participate in the Plan is completely voluntary. Further, Participant acknowledges that Participant is relying solely on his or her own advisors with respect to the tax consequences of the Option.

11. Regulatory Limitations on Exercises. Notwithstanding the other provisions of the Award Agreement, the Administrator may impose such conditions, restrictions and limitations (including suspending the exercise of the Option and the tolling of any applicable exercise period during such suspension) on the issuance of Common Stock with respect to the Option unless and until the Administrator determines that such issuance complies with (a) any applicable registration requirements under the Securities Act or the Administrator has determined that an exemption therefrom is available, (b) any applicable listing requirement of any stock exchange on which the Common Stock is listed, (c) any applicable Company policy or administrative rules and (d) any other applicable provision of state, federal or foreign law, including foreign securities laws where applicable.

12. Miscellaneous.

(a) Notices. Any notice that either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally, by electronic mail or other electronic means, or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person as the Company may notify Participant from time to time; and to Participant at Participant’s electronic mail or postal address as shown on the records of the Company from time to time, or at such other electronic mail or postal address as Participant, by notice to the Company, may designate in writing from time to time.

(b) Waiver. The waiver by any party hereto of a breach of any provision of the Award Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

(c) Entire Agreement. The Award Agreement and the Plan constitute the entire agreement between the parties with respect to the Option. Any prior agreements, commitments or negotiations concerning the Option are superseded.

(d) Binding Effect; Successors. The obligations and rights of the Company under the Award Agreement shall be binding upon and inure to the benefit of the Company and any successor corporation or organization resulting from the merger, consolidation, sale, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The obligations and rights of Participant under the Award Agreement shall be binding upon and inure to the benefit of Participant and the beneficiaries, executors, administrators, heirs and successors of Participant.

(e) Governing Law; Consent to Jurisdiction; Consent to Venue. The Award Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware. For purposes of resolving any dispute that arises directly or indirectly from the relationship of the parties evidenced by the Option or the Award Agreement, the parties hereto hereby submit to and consent to the exclusive jurisdiction of the State of Virginia and agree that any related litigation shall be conducted solely in the courts of Arlington County, Virginia or the federal courts for the U.S. for the Eastern District of Virginia, where the Award Agreement is made and/or to be performed, and no other courts.

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(f) Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of the Award Agreement.

(g) Amendment. The Award Agreement may be amended at any time by the Administrator, provided that no amendment may, without the consent of Participant, materially impair Participant’s rights with respect to the Option.

(h) Severability. The invalidity or unenforceability of any provision of the Award Agreement shall not affect the validity or enforceability of any other provision of the Award Agreement, and each other provision of the Award Agreement shall be severable and enforceable to the extent permitted by law.

(i) No Rights to Service. Nothing contained in the Award Agreement shall be construed as giving Participant any right to be retained, in any position, as a director, officer, employee, or consultant of the Company or its Affiliates, or shall interfere with or restrict in any way the rights of the Company or its Affiliates, which are hereby expressly reserved, to remove, terminate or discharge Participant at any time for any reason whatsoever or for no reason, subject to the Company’s articles of incorporation, bylaws and other similar governing documents and applicable law.

(j) Section 409A. It is intended that the Award Agreement and the Option will be exempt from (or in the alternative will comply with) Code Section 409A, and the Award Agreement shall be administered accordingly and interpreted and construed on a basis consistent with such intent. This Section 12(j) shall not be construed as a guarantee of any particular tax effect for Participant’s benefits under the Award Agreement and the Company does not guarantee that any such benefits will satisfy the provisions of Code Section 409A or any other provision of the Code.

(k) Further Assurances. The Participant agrees, upon demand of the Company or the Administrator, to do all acts and execute, deliver and perform all additional documents, instruments and agreements that may be reasonably required by the Company or the Administrator, as the case may be, to implement the provisions and purposes of the Award Agreement and the Plan.

(l) Transfers. The Option may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than by will or the laws of descent and distribution, unless permitted by the Administrator in its sole and absolute discretion.

(m) Taxes. Participant acknowledges that, regardless of any action taken by the Company, or, if different, Participant’s employer (the “Employer”), the ultimate liability for Tax Withholding Obligations is and remains Participant’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax Withholding Obligations in connection with any aspect of the Option, including, but not limited to, the grant, vesting, exercise or settlement of the Option, the subsequent sale of Shares acquired pursuant to such exercise or settlement and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate Participant’s liability for Tax Withholding Obligations or achieve any particular tax result. Further, if Participant is subject to Tax Withholding Obligations in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax Withholding Obligations in more than one jurisdiction. The Company and/or the Employer may withhold or account for Tax Withholding Obligations by considering statutory withholding amounts or other withholding rates, including minimum or maximum rates applicable in Participant’s jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash and will have no entitlement to the equivalent in shares of Common Stock, or if not refunded, Participant may be able to seek a refund from the local tax authorities. In the event of under-withholding, Participant may be required to pay any additional Tax Withholding Obligations directly to the applicable tax authority or to the Company and/or the Employer. If the obligation for Tax Withholding Obligations is satisfied by withholding in Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the Option, notwithstanding that a number of Shares is held back solely for the purpose of paying the Tax Withholding Obligation.

(n) Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the Option or future Awards by electronic means or request Participant’s consent to receive the Options or future Awards by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the grant of the Option through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

(o) Clawback/Recovery Policy. Notwithstanding any other provision of the Award Agreement, the Award, any Shares issued upon exercise of the Option, and any proceeds realized with respect to the foregoing shall be subject to recovery, cancellation, forfeiture, or recoupment by the Company pursuant to (i) any clawback, recoupment, or compensation recovery policy adopted by the Company, including after the Grant Date, or the listing standards of any national securities exchange on which the Common Stock is listed, and (ii) any applicable law, rule, regulation, or exchange listing standard that imposes mandatory recoupment obligations on the Company.

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Exhibit A to Terms and Conditions - Employee Based Outside the U.S.

DATA PRIVACY

By accepting the option set forth in this Award Agreement to which this Exhibit A is attached (the “Option”), you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, your employer and the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Option.

You understand that the Company and your employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of any entitlement to shares of stock or equivalent benefits awarded, canceled, vested, unvested or outstanding in your favor (“Data”), for the purpose of implementing, administering and managing the Option. You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Option, that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections from your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Option. You understand that Data will be held only as long as is necessary to implement, administer and manage the Option. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with your employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you the Option or other awards or administer or maintain such awards (so you would forfeit the Option and any such awards that are outstanding). Therefore, you understand that refusing or withdrawing your consent may affect your ability to benefit from the Option. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

ADDITIONAL ACKNOWLEDGEMENTS

By entering into this Award Agreement and accepting the grant of the Option evidenced hereby, you acknowledge, understand and agree that:

(a) the Option is granted voluntarily by the Company and is discretionary in nature;

(b) the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future awards of options or benefits in lieu of options, even if such awards have been awarded in the past;

(c) all decisions with respect to future awards, if any, will be at the sole discretion of the Company;

(d) the grant of the Option shall not create a right to further employment or other service relationship with your employer and shall not interfere with the ability of your employer to terminate your employment or other service relationship at any time, with or without Cause;

(e) you are voluntarily accepting the grant of the Option;

(f) the Option and any payment made pursuant to the Option is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or welfare benefits or similar payments, and in no event should be considered as compensation for, or in any way relating to, past services for the Company or any of its Subsidiaries;

(g) in the event that you are not an employee of the Company, the Option and your participation in the Plan will not be interpreted to form an employment contract or relationship with the Company; furthermore, the Option will not be interpreted to form an employment contract with any Subsidiary;

(h) the future value of the shares of Common Stock which determine the amount of the payment made pursuant to the Option is unknown and cannot be predicted with certainty;

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(i) no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from termination of your employment by the Company or your employer (for any reason whatsoever and regardless of whether or not such termination is later found to be invalid or in breach of the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any) or recoupment of all or any portion of any payment made pursuant to the Option and, in consideration of the grant of the Option to which you are not otherwise entitled, you irrevocably agree never to institute any claim against the Company or your employer, waive your ability, if any, to bring any such claim, and release the Company and your employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim, and you agree to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(j) for purposes of the Option, your employment will be considered terminated as of the date you are no longer actively employed and providing services to the Company or one of its Subsidiaries, and your right, if any, to earn and be permitted to exercise any portion of the Option pursuant to this Award Agreement after such termination of employment (for any reason whatsoever and regardless of whether or not such termination is later found to be invalid or in breach of the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any) will be measured by the date you cease to be actively employed and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period mandated under the employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any); the Company, in its sole discretion, shall determine when you are no longer actively employed for purposes of the Option (including whether you may still be considered actively employed while on an approved leave of absence);

(k) unless otherwise provided in this Exhibit A, you are solely responsible for investigating and complying with any exchange control laws applicable to you in connection with any payment made pursuant to the Option;

(l) unless otherwise provided in the Plan or by the Company in its discretion, the Option and the benefits evidenced by this Award Agreement do not create any entitlement to have the Option or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Common Stock;

(m) neither your employer, the Company nor any of its Subsidiaries shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the Option or any payment made pursuant to the Option; and

(n) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Option. You are hereby advised to consult with your personal tax, legal and financial advisors regarding the Option before taking any action in relation thereto.

LANGUAGE

If you have received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version differs from the English version, the English version shall control.

CHOICE OF LAW/VENUE

The validity, construction and effect of this Award Agreement are governed by, and subject to, the laws of the State of Virginia without giving effect to the principles of conflicts of law, provided that the provisions set forth herein that are required to be governed by the Delaware General Corporation Law shall be governed by such law, as provided in the Plan. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by the Option or this Award Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the federal and state courts located in the State of Virginia, where this grant is made and/or to be performed, and no other courts.

FURTHER ACTIONS

The Company reserves the right to impose other requirements on the Option to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Option and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

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